Exhibit 99.5

Bit Brother Limited Announces Pricing of $12.0 Million Registered Direct Offering

CHANGSHA, China, Dec. 5, 2023 /PRNewswire/ -- Bit Brother Limited (“Bit Brother, ” “We” or the “Company”) (NASDAQ: BETS), announced today that it has entered into a securities purchase agreement with certain accredited investors to sell $12.0 million of its Class A ordinary shares, Class D warrants, and Class E warrants in a registered direct offering.

Under the terms of the securities purchase agreement, Bit Brother has agreed to sell 184,615,385  Class A ordinary shares, Class D warrants to purchase 184,615,385 Class A ordinary shares, and Class E warrants to purchase 184,615,385 Class A ordinary shares at a combined purchase price of $0.065 per Class A ordinary share and associated warrants. The Class D warrants will be exercisable immediately upon the date of issuance for a term of five years and have an initial exercise price of $0.06 subject to certain reset 30 trading days after closing and the Class E warrants will be exercisable immediately upon the date of issuance for a term of two years and have an initial exercise price of $0.13. In addition to the customary cashless exercise rights provided in both the Class D warrants and the Class E warrants, the Class E warrants will also provide an alternate cashless exercise allowing the holder to right to exercise at any time, on a cashless exercise basis for a larger number of Class A ordinary shares under certain conditions. The Company agreed to effectuate a reverse split in the event the closing bid price of the Class A ordinary share trades below $0.01 (closing price) for five consecutive trading days. The holders of the warrants agreed not to exercise cashlessly below $1.50 during the first 20 trading days after effectuation of the reverse split.

The gross proceeds to Bit Brother are estimated to be $12.0 million before deducting the placement agent fees and other estimated offering expenses. The registered direct offering is expected to close on or about December 8, 2023, subject to the satisfaction of customary closing conditions.

Maxim Group LLC acted as sole placement agent for the offering.

The Class A ordinary shares, Class D warrants and Class E warrants being sold pursuant to the registered direct offering is being made pursuant to a shelf registration statement on Form F-3 (File No. 333-256628), previously filed with the Securities and Exchange Commission (the “SEC”) on May 28, 2021, amended on June 3, 2021, and declared effective on June 8, 2021.  Such securities are being offered only by means of a prospectus. A prospectus supplement and the accompanying prospectus relating to and describing the terms of the registered direct offering will be filed with the SEC. When available, copies of the prospectus supplement and the accompanying prospectus relating to the registered direct offering may be obtained at the SEC’s website www.sec.gov or by contacting  Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, NY 10022, at 212-895-3745.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Bit Brother Limited

Bit Brother Ltd is a multifaceted corporation with operations spanning business management in China and blockchain and cryptocurrency ventures in the United States. Within the U.S. jurisdiction, the company strategically manages and integrates cryptocurrency mining facilities. With a dedicated team of specialists, company has successfully expanded two mining ventures and is committed to further growth. For more information, please visit: www.bitbrother.com.

Forward-Looking Statements Disclaimer

This press release contains certain statements that may include “forward-looking statements.” All statements other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involving known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including the risk factors discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on the SEC’s website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these risk factors. Other than as required under the applicable securities laws, the Company does not assume a duty to update these forward-looking statements.

SOURCE Bit Brother Limited